UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-36521

CUSIP NUMBER
H84689100

(Check one):	☒Form 10-K	□Form 20-F	□Form 11-K	□Form 10-Q	□Form 10-D	□Form N-SAR
□Form N-CSR

For Period Ended: December 31, 2016
□Transition Report on Form 10-K
□Transition Report on Form 20-F
□Transition Report on Form 11-K
□Transition Report on Form 10-Q
□Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TCP International Holdings Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Alte Steinhauserstrasse 1
Address of Principal Executive Office (Street and Number)

6330 Cham, Switzerland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
□
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant could not complete the filing of its Annual Report on Form 10-K within the initially prescribed time period due to delays caused by its Audit Committee investigation, which was previously disclosed in the Registrant's Current Report on Form 8-K filed on November 5, 2015, and the subsequent resignation of the Registrant's independent registered public accounting firm, which was previously disclosed in the Registrant's Current Report on Form 8-K filed on February 21, 2017.  The Audit Committee of TCP’s Board of Directors conducted an internal investigation into certain payments made by the Company’s former Chairman, Ellis Yan, and into potential related party transactions involving Ellis Yan and the Company’s former Vice Chairman, Solomon Yan. The Audit Committee concluded that:

•	The Company’s historical financial statements omitted compensation expense received by numerous employees directly from Ellis Yan, which totaled approximately $276,000.
•	The Company’s historical financial statements omitted related party disclosures related to transactions with entities owned or influenced by Solomon Yan.
•	Ellis Yan violated the terms of his Mutual Separation Agreement by contacting or communicating with employees and others in business relationships with the Company.

The Company concluded that certain actions of the Ellis and Solomon Yan resulted in a material weakness in the effectiveness of the Company’s internal control over financial reporting. To address the material weakness, the Company has been pursuing a remediation plan, part of which has included the previously announced resignations of Ellis and Solomon Yan as directors and officers of the Company and the naming of a new Senior Vice President of Operations to oversee the Company’s manufacturing facilities in China and its international supply chain.
On February 21, 2017, KPMG LLP (“KPMG”) resigned as the Company’s independent registered public accounting firm. KPMG has stated that it will not issue its report on the Company’s 2015 consolidated financial statements until the completion of the audit of the 2016 consolidated financial statements by a successor independent registered public accounting firm. KPMG’s resignation was due to, among other things, the Company’s inability to complete the remediation of the material weakness in its internal control over financial reporting in a timely manner. The Company is working expeditiously to engage a successor independent registered public accounting firm so that the Company can complete the filing of its delinquent periodic reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zachary Guzy	330	995-1310
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).        □Yes    ☒No

The Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2015.
The Registrant's Annual Report on Form 10-K for the year ended December 31, 2015.
The Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2016.
The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2016.
The Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2016.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes    □No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Unaudited preliminary financial results for the year ended December 31, 2016, are expected to include:
•Revenues within the range of $363 million to $365 million, compared with revenues within the range of $395 million to $397 million for the year ended December 31, 2015. Revenues decreased from 2015 primarily due to lower sales of CFL products in North America, partially offset by higher sales of LED products to retail customers.
• Income before income taxes within the range of $16.5 million to $18.5 million, compared with income before income taxes within the range of $2.0 million to $4.0 million for the year ended December 31, 2015. Income before income taxes increased from 2015 primarily due to reductions in payroll and severance costs, share-based compensation expense and legal and professional fees, along with the non-recurrence of litigation settlements.
•Diluted earnings per share within the range of $0.59 to $0.64 per share, compared with diluted (loss) earnings per share within the range of $(0.03) to $0.02 per share for the year ended December 31, 2015. Earnings per share for the year ended December 31, 2016, includes an approximately $0.20 per share benefit of income tax contingencies released upon the expiration of the statute of limitations for the related tax positions. (Loss) earnings per share for the year ended December 31, 2015, includes an approximately $(0.07) per share charge for income tax expense from the issuance of common shares underlying RSUs with a fair value upon vesting that was less than the fair value at grant date.

•Cash and cash equivalents of approximately $26 million, compared with cash and cash equivalents of approximately $42 million at December 31, 2015.
•Total debt of approximately $33 million, compared with total debt of approximately $71 million at December 31, 2015.
The audit of the Company's annual financial statements and reviews of its quarterly financial statements has not commenced and there can be no assurance that material adjustments to previously issued financial statements, previously disclosed preliminary results or these preliminary results will not be required.
Certain statements in this Form 12b-25 may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 based on management’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results. Forward looking statements in this Form 12b-25 include, but are not limited to, the Company’s expectations regarding its future profitability, the outcome of its Audit Committee investigation and its ability to engage a successor independent registered public accounting firm and comply with SEC reporting obligations. These forward-looking statements are only predictions, not historical fact, and involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. While TCP believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect actual results. There are a number of risks and uncertainties that could cause actual results to differ materially from forward-looking statements made herein. Such forward-looking statements are made only as of the date of this filing. TCP expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or changes in events, conditions or circumstances on which any statement is based.

TCP International Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017	By:	/s/ Zachary Guzy
Zachary Guzy Chief Financial Officer